NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Champlain Advisors, LLC (the "Company") was originally organized in the State of Delaware on May 1, 2003 under the name of Alpine Advisors, LLC. Shortly thereafter on June 13, 2003, the Company changed its name to Champlain Advisors, LLC. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, primarily focused on private placements.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Property & Equipment	$ 15,655	3
	15,655	
Less: accumulated depreciation	(12,746)	
Property and Equipment, net	$ 2,909	

Depreciation expense for the year ended December 31, 2015 was $3,963.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 4: COMMITMENTS AND CONTINGENCIES
(Continued)

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2015, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $673,730 which was $668,730 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($51,950) to net capital was 0.08 to 1.

NOTE 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

Net capital per unaudited schedule		$ 673,730
Adjustments		
Members' equity	(150,000)	
Non-allowable assets	$ 150,000	
		-
Net capital per audited statements		$ 673,730